N-SAR ITEM 77.D.  POLICIES WITH RESPECT TO SECURITY INVESTMENT
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      At a meeting held on February 13, 2002, the Boards of Trustees of Dreyfus
Premier Value Equity Funds adopted a non-fundamental policy providing that Dreyfus Premier Value Fund and Dreyfus Premier International Value Fund each invest at least 80% of it's respective assets in stocks.